SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 02 2019

InterContinental Hotels Group PLC
(Registrant's name)

Broad water Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Annual Financial Report dated 28 02 2019

Exhibit No: 99.1

28 February 2019

InterContinental Hotels Group PLC
Annual Financial Report 2018

The Company announces that the following documents have today been made available to shareholders:

1.   Annual Report and Form 20-F 2018
2.   Notice of 2019 Annual General Meeting
3.   Form of Proxy for 2019 AGM
4.   Chairman's Letter

In compliance with Listing Rule 9.6.1 a copy of each of these documents has been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at http://www.morningstar.co.uk/uk/nsm

InterContinental Hotels Group PLC will also file the Annual Report and Form 20-F for the year ended 31 December 2018 with the US Securities and Exchange Commission today.

Documents referred to above are publicly available on the InterContinental Hotels Group PLC website and the Annual Report 2018 can be found at: https://www.ihgplc.com/investors/annual-report

Shareholders may request a hard copy of the Annual Report and Form 20-F 2018 free of charge from the address below:

Company Secretary's Office
InterContinental Hotels Group PLC
Broadwater Park, Denham
Buckinghamshire UB9 5HR
United Kingdom

Disclosure Guidance and Transparency Rule 6.3.5(2) Disclosures

The disclosures set out in the Appendices below are made in compliance with Disclosure Guidance and Transparency Rule 6.3.5(2).  The Appendices have been extracted from the Annual Report and Form 20-F 2018 (Annual Report) in full unedited text, and the page number references refer to page numbers in the Annual Report.  The information in the Appendices should be read in conjunction with the Company's Preliminary Results announcement, which together constitute the material required by DTR 6.3.5(2) to be communicated to the media in full unedited text through a regulatory information service and this material is not a substitute for reading the full Annual Report.

 Appendix A - Related Party Transactions

Related party disclosures are set out in note 31 to the Group Financial Statements, on page 157 to 158 of the Annual Report.

31. Related party disclosures

	2018 $m	2017 $m	2016 $m
Total compensation of key management personnel
Short-term employment benefits	18.2	21.3	19.2
Contributions to defined contribution pension plans	0.5	0.6	0.8
Equity compensation benefits	13.0	10.2	7.4
Termination benefits	-	1.9	-
	31.7	34.0	27.4

There were no other transactions with key management personnel during the years ended 31 December 2018, 2017 or 2016. Key management personnel comprises the Board and Executive Committee.

Related party disclosures for associates and joint ventures are as follows:

	Associates			Joint Ventures			Total
	2018 $m	2017 $m	2016 $m	2018 $m	2017 $m	2016 $m	2018 $m	2017 $m	2016 $m
Revenue from associates and joint ventures	9	8	5	1	1	1	10	9	6
Loans to associates	-	-	9	-	-	-	-	-	9
Other amounts owed by associates and joint ventures	1	2	1	-	-	-	1	2	1
Amounts owed to associates and joint ventures	2	-	-	-	-	-	2	-	-

In addition, loans both to and from the Barclay associate of $237m (2017: $237m) are offset in accordance with the provisions of IAS 32 and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent (average interest rate of 2.7% in 2018 (2017: 2.0%)) and presented net in the Group income statement.

Appendix B - Principal risks and uncertainties

The principal risks and uncertainties relating to the Group are set out on pages 26 to 30 of the Annual Report.  The principal risks and uncertainties are supported by a broader description of risk factors set out on pages 182 to 186 of the Annual Report.

IHG's principal risks, uncertainties and review process

Our risk profile remains dynamic - we continue to face inherent uncertainties linked to a challenging external environment. Our efficiency programme to realise savings for reinvestment, organisational changes and focus on strategic initiatives have also required us to evaluate and evolve our risk management system to maintain an appropriate level of control within our levels of risk tolerance.

Throughout 2018 the Risk and Assurance team has co-ordinated assessments of the principal risks facing the Group, including those which would threaten its business model, future performance, solvency or liquidity and reputation. These risks are formally reviewed with the Group's Directors on a bi-annual basis and considered in more detail through the activities of the Board and Committees. The review of our principal risks this year again focused both on the internal and external risk environment. We have included factors relating to third parties across many of our risks, reflecting the increasing importance of our relationships with partners to our growth ambitions. We have also considered within our approach to financial planning, a separate risk responding to an increasingly volatile macro-economic environment (for example trade wars, environmental and climate-related matters) which creates inherent uncertainties to our performance and prospects.

The focus on executing our strategy at a faster pace emphasises the importance of the steps we take to consider risk explicitly as part of decision making. During 2018 this has been supported by the continued development of IHG's risk culture and governance processes, including review of the delegation of authority, and communication of revised leadership behaviours and performance management processes, which continue to reflect the principles of our Code of Conduct. The implementation of organisation and process changes creates inherent risks of disruption to control routines and accountabilities, and these have been actively considered by management teams.

Frequent senior leadership discussions throughout the year, and our more structured strategic programme management and financial planning processes, have also included regular 'pulse checks' of emerging risks requiring management attention. These are considered both in the context of individual initiatives, and at an aggregated level, as part of resilience planning. The Risk and Assurance team provides support and intelligence on emerging threats and will continue to provide advice to management on procedures for risk identification and mitigation and control.

Our principal risks remain structurally similar to those reported in previous years. We continue to highlight uncertainties relating to our growth agenda and conclude that the potential impact of Brexit on IHG is not likely to have a material impact on our overall strategy or operations although, as with other external factors, this is considered as part of routine operational risk management and resilience planning. The impact of a potential movement in the value of sterling is articulated in note 22 of the Financial Statements, see page 145.

The Group's asset-light business model, diverse brand portfolio and wide geographical spread however contribute to IHG's resilience to events that could affect specific segmental or geographical areas.

Risk description	Initiatives to manage these risks
Inherent threats to cybersecurity and information governance continue to present risk to our operations. Customer and other forms of sensitive data remain valuable to various threat 'actors' (including organised criminals and nation states), and increasing societal, regulatory and media scrutiny of privacy arrangements mean that the potential impact of data loss to IHG financially, reputationally or operationally remains a dynamic risk factor.

● We continue to align efforts across multiple business teams to manage the risk within tolerance, and appointed a dedicated Chief Information Security Officer to facilitate this. We also monitor and update our information security policies and practices to respond to the risks we face, including those relating to evolving privacy requirements, and our third-party hosted infrastructure, systems and services. We have undertaken critical GDPR compliance activity, and have a roadmap for other activities in 2019, including policies, training and guidance. The nature of our operating model means that significant amount of IHG's confidential information assets are also held by or shared with third-party suppliers and parties, and we review those risks as part of our broader supply chain risk management arrangements.
● We continue to evolve our monitoring capabilities in relation to our technology environment and our broader security culture, business process security and physical security. An external risk assessment was concluded in 2018, which focused on industry specific issues, our current capabilities and recent progress. Our information security programme is supported and reviewed by internal and external assurance activities, including our Internal Audit and SOX teams and PCI assessments. Regular management reporting uses a scorecard aligned with the NIST cyber security framework, and enables tracking of key risk indicators and planned initiatives. Our information security specialists have also been an integral part of our acquisition activities during 2018.
● We also recognise the need for an appropriate response to incidents, by developing our incident management capability and working closely with our insurers to review the adequacy of protection for our risks as our cybersecurity and technology environment evolves.

Failure to deliver preferred brands and loyalty could impact our competitive positioning, our growth ambitions and our reputation with guests and owners. Competitor and intermediation activity creates inherent risks and opportunities for the hospitality industry and is relevant to the longer-term value of IHG's franchised/managed proposition and our ability to deliver returns to current and potential owners of our various brands.

● Our organisational changes in 2018 have brought focus to make IHG a stronger business partner and ensure we have appropriate business models deployed in each region to meet our owners' needs.
● This includes targeted market strategies for franchising (where scale is important) and globally-led initiatives to increase the pace of openings/ramp up of hotel performance and tackle key pain points and systems across the hotel lifecycle and improve owner experience with IHG.
● The evolution of our marketing organisation, loyalty programme and enhancements to our brand portfolio described on page 20 is key to managing these risks and taking the opportunities for growth. Our marketing leadership has evolved during the year with increased capability in category, brand and customer insights; and the formation of a shared services organisation for guest experience.
● Trading and performance of properties and brands (signings) are reviewed as part of monthly business reviews. During 2018 this included a proactive focus on licence expirations which will continue into 2019.

Leadership and talent risk is inherent to all businesses and failure to effectively attract, develop and retain talent in key areas could impact our ability to achieve growth ambitions and execute effectively. Risks relating to our people underpin many of our objectives. Capacity, capability, motivation, clarity of role, accountability for leadership, and behaviour are all significant aspects of this risk.

● Our approach to managing our people is outlined in detail on pages 22 to 25 and our annual business planning process includes a review of workforce risks. IHG has the ability to manage the risk directly in relation to IHG staff but relies on owners and third-party suppliers to manage the risk in related activities.
● We consider workforce risks when designing business initiatives and we prioritise delivery accordingly. Our Human Resources leaders partner directly with other leadership teams across IHG, and have supported and advised directly on our organisational changes during 2018 within transformation management meetings. Our Supply Chain Risk Council also considers more indirect workforce risks relating to our third-party relationships.
● Performance management systems have been enhanced and a talent acquisition programme focuses our attraction strategy, recruiting, and employer brand management.
● Several policies in our Code of Conduct (for example our Human Rights Policy) relate to the management of our people, describing our intolerance for inappropriate behaviours and appropriate adherence to those helps manage our risk.

Whilst the hotel sector is not subject to stringent industry specific regulations, the global business regulatory and contractual environment (for example relating to data privacy, human rights including modern slavery, labour laws and financial crime) and societal expectations are continuously evolving and failure to ensure legal, regulatory and ethical compliance would impact IHG operationally and reputationally. Regulators are also moving to impose significant fines for non-compliance.

● Our dedicated ethics and compliance specialists define and oversee IHG's global policy framework and Code of Conduct, (see page 22),and manage the compliance programmes for anti-bribery, antitrust/competition law and sanctions. During 2018, there has been focus to respond to the changing regulatory requirements around privacy and data (including GDPR, China cybersecurity and California privacy laws), and continuing compliance and contractual responsibilities. We also continue to assess our broader role in relation to, for example human rights and modern slavery.
● The Ethics and Compliance team provides training to teams across IHG and is informed of incidents that may involve a potential breach of regulations to enable advice to be provided, including on any reporting or notification requirements. The Code of Conduct is increasingly requested from various stakeholders seeking transparency and understanding of our approach. It forms a key focal point for our risk management activity.
● The Board receives regular reports on matters directly related to our responsible business agenda, and there are also different functions, (from corporate responsibility to procurement), focused on supporting the business in relation to these matters. Our Confidential Disclosure Channel allows confidential reporting of ethical, social and environmental performance issues (including those with regulatory implications).

Failure to capitalise on innovation in booking technology and to maintain and enhance the functionality and resilience of our channel management and technology platforms (including those of third-parties on which we rely directly or indirectly), and to respond to changing guest and owner needs remains a dynamic risk and opportunity to IHG's revenues and growth ambitions. This is particularly important with the emergence of both evolutionary and disruptive technologies and innovative uses of data to generate value.

● Several changes to our organisational structure were implemented in 2018 to support our ability to meet the evolving (and accelerating) technological needs of owners and guests. This includes the integration of a single commercial and technology organisation incorporating our sales, channels, revenue management and technology capabilities, allowing us to maximise revenue delivery and bring new products and services to market faster. Our new global marketing organisation will work closely with commercial and technology in relation to our in-hotel guest experiences.
● We have also implemented the IHG Concerto platform during 2018 (see case study on page 21) and continue to seek opportunities to align systems to improve consistency and manage inherent delivery risks between IHG and our owners. Our Guest Reservation System (GRS) is hosted by a third-party vendor, Amadeus, in the cloud and supported by infrastructure which serves to decrease the likelihood of downtime. Availability of GRS and other key systems continues to be monitored on a 24/7 basis by the Network Operations Centre. Metrics are reported to Commercial and Technology leadership on a frequent basis.
● Effective and appropriate leveraging of data which we have a right to use is a key aspect of the interface between our marketing and our commercial and technology activity. We take account of regulatory and ethical factors as part of the decision making processes in relation to marketing and technological initiatives. We also rely on appropriate governance arrangements to mitigate risks that the validity of data that we use is undermined by cyber-attacks or operational failures. This risk is also impacted by strategic and operational factors relating to the location and structure of our assets - including use of third-parties and cloud computing arrangements. Several policies which form part of our Code of Conduct relate to this area of risk and adherence is monitored appropriately.
● We have an established approach to System Development Lifecycle and specific risks to delivery of the Global Reservations System have been managed throughout the programme of implementation (including those relating to technical delivery, business process testing and operation readiness testing).

IHG's ongoing agenda to accelerate growth
and strategic initiatives give rise to inherent risks, for example as we transition systems, operating models and processes. The changes which have been made to IHG's extended enterprise raises inherent risk levels from third parties - for example before, during and after structural sourcing changes. These risks can include short-term disruption, reputational damage and longer-term breakdown of a commercial relationship.

● Our focus on accelerating growth has included structured review (by senior management and the Board), of risks relating to offshoring and outsourcing. We have formed a strategic sourcing and management office to establish policies, support and advise on management processes, and oversee governance arrangements for IHG's most important suppliers.
● A new Supply Chain Risk Council also reviews risks and control arrangements for IHG's direct supply base across both corporate functions and hotel operations, for example where IHG has agreements in place and/or interacts directly with suppliers, including outsourced providers. Our legal teams review contracts and provide advice on litigation, where required, and our insurance programme also provides a degree of protection in the event of supplier failure.

Inability to realise value from our programme and project delivery (including reinvestment initiatives and culture and process changes) may result in failure to improve commercial performance, financial loss and undermining of stakeholder confidence. Following the organisational adjustments during 2018, there is an inherent risk that changes we have made could be unsustainable or that we are unable to achieve the return envisaged through reinvestment of the savings into growth initiatives.

● Aspects of the risk relating to change have been managed explicitly by a dedicated programme management team during 2018 and we have implemented a framework for addressing risks within, and as a result of, change initiatives across IHG.
● Oversight teams, including our finance experts, have evolved governance and control frameworks to support key transformation programmes, for example in our commercial and technology operations. We also regularly review delegated approval authorities and processes to enable decisions on investments to be made quickly and efficiently with consideration of the risks involved.

Macro external factors such as political, economic, environmental and societal could have a mass impact on our ability to perform and grow.
● While these factors are mostly outside our direct control, we track uncertainties which may impact the hospitality industry and which need to be considered in our strategic and financial planning. These types of risks are addressed in strategy setting (including the review of our corporate responsibility approach, see page 68). They are also addressed in the annual business planning process and in regional risk management activities and reporting. We are increasingly using formal and informal scenario planning to anticipate the potential impact of these risks. The Board receives regular updates on these types of factors so that possible implications for IHG can be considered.
● Our in-house threat intelligence capability, supplemented by third-party expertise and methodology, supports growth, hotel operations and customer facing sales teams with planning and response to macro factors, for example concerns relating to terrorism or extreme weather events. Additionally, specific elements of our risk management framework relate to these areas, such as codes of conduct in relation to trade restrictions and the environment.

Failure to maintain an effective safety and security system and to respond appropriately in the event of disruption or incidents affecting our operations more broadly could result in an adverse impact to IHG, such as reputational and/or financial damage and undermining stakeholder confidence. This risk relates both to our direct operations but also in relation to outsourced activities and others with whom we collaborate and trade.

● The environment in which IHG develops and operates hotels continues to evolve and impacts the safety and security risks faced by IHG. Although these risks are assessed as stable overall, our established management approach is subject to continuous review and improvement to minimise the risk of an incident relating to IHG's management damaging the Group's reputation.
● Our design and engineering, hotel opening and operations teams work together with our risk management experts to evaluate standards and develop capability to respond to an incident via training, advanced intelligence tracking and standard operating procedures, and also deploy crisis management procedures where required for less predictable events.

A material breakdown in financial management and control systems would lead to increased public scrutiny, regulatory investigation and litigation. This risk includes our ongoing (and stable) operational risks relating to our financial management and control systems, and also the continuing expectations of IHG's management decision making and financial judgements, in response to evolving accounting standards and our own business model and transactions.

● We continue to operate an established set of processes across our financial control systems, which is verified through testing relating to our Sarbanes-Oxley compliance responsibilities. See pages 50 and 125 to 129 for details of our approach to taxation, page 66 for details of our approach to internal financial control, and pages 144 to 146 for specific details on financial risk management policies. These processes and our financial planning continue to evolve to reflect the changes in our management structure and business targets.
● During 2018 we have established a centre of excellence for financial planning and accounting to drive improved reporting, accelerated decision making, process standardisation, automation and talent alignment. Our Group insurance programmes are also maintained to support financial stability.

Appendix C - Going concern

The following statement is extracted in full from page 181 of the Annual Report:

Going concern
An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 2 to 51 and in the Group information on pages 182 to 186. Information on the Group's treasury management policies can be found in note 22 to the Group Financial Statements on pages 144 to 146. In November 2018, the Group issued a €500m bond which matures in May 2027.

At the end of 2018, the Group was trading significantly within its banking covenants and debt facilities.

The Group's fee-based model and wide geographic spread mean that it is well placed to manage through uncertain times, and our forecasts and sensitivity projections, based on a range of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current facilities.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the Consolidated Financial Statements. Please see page 30 for the Directors' assessment of the viability of the Group.

By order of the Board,

George Turner
Company Secretary
InterContinental Hotels Group PLC
Registered in England and Wales, Company number 5134420
18 February 2019

 Appendix D - Directors responsibility statement

The following statement is extracted in full from page 88 of the Annual Report, and relates solely to the Group's Annual Report and Form 20-F 2018 and is not connected to this announcement or the Preliminary Results.

Directors' Responsibility Statement

The Board confirms that to the best of its knowledge:

●        The Financial Statements have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group taken as a whole; and

●        The Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

For and on behalf of the Board

Keith Barr
Chief Executive Officer 18 February 2019

Paul Edgecliffe-Johnson
Chief Financial Officer 18 February 2019

Enquiries:

Investor Relations
Investor Relations (Heather Wood; Matthew Kay):            +44 (0)1895 512 176      +44(0)7527 419 431

Media Relations
Media Relations (Yasmin Diamond; Mark Debenham):  +44 (0)1895 512 097      +44(0)7527 424 046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN®Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,600 hotels and approximately 837,000 guest rooms in more than 100 countries, with almost 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

In February 2019, IHG acquired Six Senses Hotels Resorts Spas, adding 16 hotels (1,347 rooms) to its system and 18 hotels to its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: https://twitter.com/ihgcorporate,www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	28 02 2019